Exhibit 3.2

STATE OF DELAWARE CERTIFICATE OF CONVERSION FROM A
NON-DELAWARE CORPORATION TO A DELAWARE CORPORATION
PURSUANT TO SECTION 265 OF THE DELAWARE GENERAL CORPORATION LAW

1.) The jurisdiction where the Non-Delaware Corporation first formed is Florida.

2.) The jurisdiction immediately prior to filing this Certificate is Florida.

3.) The date the Non-Delaware Corporation first formed is 6/24/1993.

4.) The name of the Non-Delaware Corporation immediately prior to filing this Certificate is Vitech America, Inc.

5.) The name of the Corporation as set forth in the Certificate of Incorporation is Darwin Resources, Inc.

IN WITNESS WHEREOF, the undersigned being duly authorized to sign on behalf of the converting Non-Delaware Corporation have executed this Certificate on the 28th day of September, A.D. 2007.

/s/ Mark Rentschler
Name: Mark Rentschler
Title: President, Secretary, & Director.